UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Response to Press Comment and Trading Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 16 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: May 16 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS

PLC

16 June
 2008

Response to press comment
 and trading update

Barclays

notes recent speculation
 regarding the possible issuance of new equity by
Barclays
 by way of a placing and pre-emptive offer to
existing
shareholders
.

The Board of
Barclays
 confirms
this is currently under active consideration
.

A further announcement will be made i
n the event that the Board of
Barclays

decides to pursue
such
an equity issuance.

In respect of current trading,
Barclays

Group profit before tax in May was well ahead of the monthly run rate for 2007. Relative to May 2007, Global Retail and Commercial Banking continued to deliver strong growth in profits and in Investment Banking and Investment Management profits were in line.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Mark Merson	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132
John McIvor	Robin Tozer
+44 (0) 20 7116 2929	+44 (0) 20 7116 6586

About
Barclays
Barclays
 PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking,
Barclays
 operates in over 50 countries and employs 135,000 people
.
 We move, lend, invest and protect money for over 27 million customers and clients worldwide. For further information about
Barclays
, please visit our website
www.barclays.com
.

This announcement does not constitute an offer of any securities for sale.